UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27888D101

(CUSIP Number)

Nelson Oliveira

Albright Capital Management LLC

1101 New York Avenue, NW, Suite 900

Washington, D.C. 20005

(202) 370-3528

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 27888D101	13D/A	Page 2 of 6 Pages

(1)	Names of reporting persons		ACM Emerging Markets Master Fund I, LP

(2)	Check the appropriate box if a member of a group (see instructions)		(a) [ ] (b) [X]

(3)	SEC use only

(4)	Source of funds (see instructions)		WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).		[ ]

(6)	Citizenship or place of organization.		Cayman Islands

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power.	0

	(8)	Shared voting power.	5,173,911

	(9)	Sole dispositive power.	0

	(10)	Shared dispositive power.	5,173,911

(11)	Aggregate amount beneficially owned by each reporting person.		5,173,911 (see Attachment A)

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).		[ ]

(13)	Percent of class represented by amount in Row (11).		49.5% (see Attachment A)

(14)	Type of reporting person (see instructions).		PN

CUSIP No. 27888D101	13D/A	Page 3 of 6 Pages

(1)	Names of reporting persons		Albright Capital Management LLC

(2)	Check the appropriate box if a member of a group (see instructions)		(a) [ ] (b) [X]

(3)	SEC use only

(4)	Source of funds (see instructions)		AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).		[ ]

(6)	Citizenship or place of organization.		Delaware, United States of America

Number of shares beneficially owned by each reporting person with:

	(7)	Sole voting power.	0

	(8)	Shared voting power.	5,173,911

	(9)	Sole dispositive power.	0

	(10)	Shared dispositive power.	5,173,911

(11)	Aggregate amount beneficially owned by each reporting person.		5,173,911 (see Attachment A)

(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions).		[ ]

(13)	Percent of class represented by amount in Row (11).		49.5% (see Attachment A)

(14)	Type of reporting person (see instructions).		IA

CUSIP No. 27888D101	13D/A	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by ACM Emerging Markets Master Fund I, LP (the “Fund”) and Albright Capital Management LLC (the “Manager”) with the Securities and Exchange Commission (the “SEC”) on October 10, 2014 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed on April 13, 2015 (the Initial Statement as amended, the “Statement”), related to the common stock, par value $0.001 per share (the “Common Stock”), of Eco-Stim Energy Solutions, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2930 W. Sam Houston Pkwy N., Suite 275, Houston, Texas 77043. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Unless specifically amended or modified hereby, the disclosures set forth in the Statement remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following after the second paragraph as follows:

On May 28, 2015, the Issuer entered into the First Amendment (the “First Amendment”) to the Note Agreement pursuant to which the Fund has elected to have the interest payable on May 28, 2015 (the “Deferred Interest”) paid in the form of shares of the Issuer’s Common Stock issuable upon the consummation of a Specified Equity Offering (as defined in the First Amendment). Upon consummation of a Specified Equity Offering, the Deferred Interest will be converted into shares of the Issuer’s Common Stock at a price equal to the price provided for such shares of common stock in such Specified Equity Offering in an amount equal to ten percent (10%) of the gross proceeds received by the Issuer in such Specified Equity Offering, up to the amount of Deferred Interest. In the event that the Issuer does not consummate a Specified Equity Offering or the size of such Specified Equity Offering is insufficient to enable payment of the entire Deferred Interest, the Issuer may, at its option, pay the Deferred Interest on October 31, 2015 in cash or in kind by increasing the principal amount of the Issuer’s multiple draw secured promissory note under the Note Agreement in an amount equal to the Deferred Interest. To the extent that the Deferred Interest is paid in kind, the Issuer will make a payment in cash in an amount equal to the Deferred Interest on or prior to May 28, 2017.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this Amendment:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement(1)
99.2	First Amendment to the Note Agreement, dated May 28, 2015, between Eco-Stim Energy Solutions, Inc. and ACM Emerging Markets Master Fund I, L.P. (2)

(1) Filed herewith.

(2) Filed as an exhibit to the Issuer’s current report on Form 8-K filed on May 29, 2015 and incorporated by reference herein.

CUSIP No. 27888D101	13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2015	/s/ Nelson R. Oliveira
Date	Nelson R. Oliveira, as general counsel of Albright Capital Management, LLC and for Albright Capital Management, LLC as the general partner of ACM Emerging Markets Master Fund I, LP

CUSIP No. 27888D101	13D/A	Page 6 of 6 Pages

ATTACHMENT A

The Manager is the general partner and investment adviser of the Fund. The Manager may be deemed to possess voting and investment control over the shares of Common Stock held by the Fund and, accordingly, the Investment Committee of the Manager may be deemed to have indirect beneficial ownership of such shares. The Investment Committee of the Manager is composed of John Yonemoto, Gregory B. Bowes, Pieter Wernink, Serdar Saginda, James O’Brien and Michael Warren.

Each Reporting Person disclaims beneficial ownership of the shares of the Issuer’s Common Stock described in this Schedule 13D/A, except to the extent of his or its pecuniary interest therein.